Robert R. Kaplan, Jr. Direct Dial: 804.823.4055 Direct Fax: 804.823.4099 rkaplan@kvlegal.com

May 24, 2018

VIA EDGAR AND FEDEX OVERNIGHT

Ms. Sonia Bednarowski
Ms. Anne Nguyen Parker
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
The Chosen, LLC
Amendment No. 3 to Offering Statement on Form 1A
Filed May 24, 2018 File No. 02410814

Dear Ms. Bednarowski and Ms. Parker:

This letter is submitted on behalf of The Chosen, LLC, a Utah limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated May 23, 2018 with respect to the Issuer’s second amendment, filed with the Commission on May 17, 2018 (the “Second Amendment”), to its Offering Statement on Form 1A (File No. 02410814), filed with the Commission on March 8, 2018 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the third amendment to the Offering Statement (the “Third Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Third Amendment.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the Third Amendment, along with two redlines marked against the Second Amendment. All page references within the Issuer’s responses are to pages of the clean copy of the Third Amendment.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470
www.kv-legal.com

General

1.
We note your response to our prior comment 1 that the link on VidAngel's website for your offering will be updated to link to the most recent version of your Form 1-A. However, the VidAngel solicitation of interest currently links to the Form 1-A filed on March 8, 2018. Please update the solicitation of interest on VidAngel's website to link to the most recent amendment of your Form 1-A.

Issuer’s Response:

In response to the Staff’s comment, the VidAngel solicitation page has been updated with the URL that links to our SEC filings page, which includes the most recent amendment to the Issuer’s Form 1-A.

2.
We note your response to our prior comment 2 and reissue. We are of the view that your proposed pricing structure does not comply with the Rule 251(d)(3)(ii) requirement that securities offered under Regulation A be offered at a fixed price as the price per security in this offering varies with each tranche. Please revise your offering to offer your Class A Preferred Units of Membership Interest at a fixed price. Each time you change the effective price per Unit, you should to file an offering circular supplement or post- qualification amendment as applicable

Issuer’s Response:

In response to comment 2, please see the Issuer’s revised disclosure on the cover page and pages 2, 13 and 26 of the Third Amendment.

As explained in the disclosure, the issuance of bonus Units to an investor is premised upon the investor: (i) having delivered an indication of interest during the test the water period, (ii) investing at least as much as indicated in the indication of interest and (iii) making the investment within thirty days of the qualification. The bonus issuance not predicated simply on the purchase of the subscribed for Units by an investor, and, if no investors who have indicated interest invest within the applicable time frame, no bonus Units may be issued at all.

Issuer would respectfully refer the Commission to recently qualified offerings:

(1)
Startengine Crowdfunding, Inc. (File No.: 024-10738); and
(2)
Groundfloor Finance Inc. (File No.: 024-10758 as precedent for a similar bonus structure that have been recently accepted by the Commission under Regulation A.

The foregoing revisions notwithstanding, we respectfully disagree with the Commission’s comment. Rule 251(d)(3)(ii) prohibits “at the market” offerings, and further defines “at the market” to mean “an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.” There is no existing trading market, or any other for the Units offered by the Issuer. By the very definition set forth in Rule 251(d)(3)(ii), the offering does not constitute an at the market offering.

The previous bonus formulation, we also would respectfully submit, was fixed. The bonuses were to be awarded for a defined contingency (when the investor invested), established by the issuer – not the market or third parties – and is readily ascertainable from the disclosure. Nothing in Rule 251(d)(3)(ii) defines fixed price as a single price or precludes defined changes to pricing that is established on fixed and readily ascertainable conditions.

3.
We note your response to our prior comment 3 and reissue in part. You disclose that "[i]f a closing of the Offering does not occur for any reason, the proceeds from such closing will be promptly returned to investors without interest." Please discuss the circumstances under which a closing may not occur.

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on the cover page and page 2 of the Third Amendment.

Risk Factors

Failure to Raise Funds for Production, page 7

4.
We note your revised disclosure on page 7. Please clarify here and in your prospectus summary whether the minimum amount of $3,200,000 for the production of Season 1 includes post-production costs. In addition, we note your revised disclosure on page 7 that if the maximum amount is raised in this offering, you intend to spend approximately $3,032,000 for the marketing of Season I. This disclosure appears to conflict with your disclosure on page 16 that you intend to use up to $2,110,479 of the net proceeds for distribution and marketing. Please revise for clarity and consistency.

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 7 and 16 of the Third Amendment.

Securities Being Offered
General, page 26

5.
We note your response to our prior comment 10 and reissue in part. Please revise your disclosure on page 26 and in your risk factor addressing fee shifting to clarify, if true, that the company would also be entitled to recover fees if it was the prevailing party in litigation with members. Also, please clarify whether the provision extends to former members and to your officers and directors. In addition, please revise your risk factor addressing fee shifting on page 6 to describe the potential effect of this provision on your company and your investors.

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 6 and 26 of the Third Amendment.

Failure to Raise Funds for Production, page 7

6.
We note your response to our prior comment 11 and reissue in part. Please expand your discussion of the scope of the exclusive forum provision in your "First Amendment to the Amended and Restated Operating Agreement" to clarify whether it applies to former members and to your officers and directors, and explain the provision's statement regarding service of process. In addition, please discuss the enforceability of the exclusive forum provision under the Utah Business Corporation Act.

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 6 and 26 of the Third Amendment.

The Issuer respectfully believes that the information contained herein is responsive to the Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Robert R. Kaplan, Jr.
Robert R. Kaplan, Jr.

CC:
Derral Eves (via electronic mail)
T. Rhys James, Esq. (via electronic mail)
Kaitlin L. Cannavo, Esq. (via electronic mail)